SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Quarterly Information

GOL Linhas Aéreas Inteligentes S.A.

September 30, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

QUARTERLY INFORMATION

September 30, 2008

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific standards established by IBRACON, CFC and CVM

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

1. We have performed a special review of the Quarterly Information (ITR) (Company and consolidated) of Gol Linhas Aéreas Inteligentes S.A., for the quarter and nine months ended September 30, 2008, including the balance sheet, the related statement of income, statement of cash flows, comments on the Company’s performance and other relevant information, prepared under the responsibility of management.

2. We conducted our review in accordance with the specific rules established by IBRACON – Brazilian Institute of Independent Auditors, coupled with the Federal Accounting Council, consisting mainly of: (a) inquiry and discussion with the managers in charge of the Company’s accounting, financial and operating areas in relation to the main criteria adopted in the preparation of the Quarterly Information; and (b) review of information and subsequent events which have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material modification that should be made to the Quarterly Information (ITR) referred to in paragraph 1 for it to be in accordance with specific regulations established by the Brazilian Securities Commission (CVM), applicable to preparation of Quarterly Information, including CVM Ruling No. 469/08.

4. As mentioned in Note 2, Law No. 11638, approved on December 28, 2007 became effective on January 1, 2008. This Law amended, revoked and introduced new provisions to Law No. 6404/76 (Brazilian Corporation Law) and also changed accounting practices adopted in Brazil. Although the referred to Law is already effective, certain changes introduced by it depend on regulation by regulatory agencies to be applied by the companies. As such, in this transition phase, CVM, through CVM Ruling No. 469/08, allowed non-application of all the provisions of Law No. 11638/07 in preparing the Quarterly Information (ITR). As such, the accounting information contained in the Quarterly Information (ITR) for the quarter ended September 30, 2008, was prepared according to specific CVM rulings and does not consider all the changes in accounting practices introduced by Law No. 11638/07. As described in Note 2, the application of additional CVM regulations on adoption of Law No.. 11638/07 did not generate significant impact on in formation related to prior periods, presented for purposes of comparison which, for this reason, has not been adjusted to include the changes in accounting practices introduced in 2008.

São Paulo, November 14, 2008

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Maria Helena Pettersson
Accountant CRC-1SP119891/O-0

GOL LINHAS AÉREAS INTELIGENTES S.A.

BALANCE SHEETS (UNAUDITED)
September 30, 2008 and June 30, 2008
(In thousands of reais)

		Parent Company		Consolidated

	Note	09.30.2008	06.30.2008	09.30.2008	06.30.2008

ASSETS
Current assets
Cash and cash equivalents		9,328	9,551	586,268	356,024
Short-term investments	3	22,787	28,678	137,566	381,715
Accounts receivable	4	-	-	379,244	339,898
Inventories	5	-	-	159,642	143,114
Deferred taxes and carryforward	6	30,038	-	74,553	85,628
Dividends receivable		-	150,522	-	-
Prepaid expenses		206	21,376	100,179	108,349
Credits with leasing companies		90,780	113,761	90,782	114,103
Other credits		-	3,653	62,079	67,996

Total current assets		153,139	327,541	1,590,313	1,596,827

Non-current assets
Long-term receivables
Escrow deposits	7	530	-	169,635	165,616
Deferred taxes	6	-	87,613	334,342	395,341
Credits with related companies	8	703,501	501,740	-	-
Other credits		-	1,222	12,904	10,774

Total long-term receivables		704,031	590,575	516,881	571,731

Permanent assets
Investments	9	726,514	1,149,790	730	981,227
Property and equipment (including
advances for aircraft acquisition of
R$ 862,440 at September 30, 2008 and
R$ 914,455 at June 30, 2008)	10	377	399	1,501,113	1,553,651
Deferred charges	11	274	274	1,015,384	30,391

Total permanent assets		727,165	1,150,463	2,517,227	2,565,269

Total non-current assets		1,431,196	1,741,038	3,034,108	3,137,000

Total assets		1,584,335	2,068,579	4,624,421	4,733,827

		Parent Company		Consolidated

	Note	09.30.2008	06.30.2008	09.30.2008	06.30.2008

LIABILITIES AND SHAREHOLDERS’
EQUITY
Current liabilities
Short-term borrowings	12	-	-	629,120	444,154
Suppliers		41	-	342,739	249,896
Operating leases payable		-	-	27,007	23,563
Payroll and related charges		-	-	171,496	154,378
Tax obligations		36	11,539	50,280	47,760
Landing fees and duties		-	-	102,075	108,450
Air traffic liability	13	-	-	452,675	419,466
Dividends and interest on shareholders’ equity		577	36,708	577	36,708
Mileage program	14	-	-	62,461	42,595
Other obligations		2,477	804	28,082	47,944

Total current liabilities		3,131	49,051	1,866,512	1,574,914

Non-current liabilities
Long-term borrowings	12	-	-	988,203	979,476
Provision for contingencies	15	-	-	56,603	57,852
Other obligations		13,822	7,881	145,721	109,938

Total non-current liabilities		13,822	7,881	1,190,527	1,147,266

Shareholders’ equity
Capital stock		1,363,946	1,363,946	1,363,946	1,363,946
Capital reserves		89,556	89,556	89,556	89,556
Income reserves		918,566	954,823	918,566	954,823
Retained earnings (losses)		(765,260)	(363,254)	(765,260)	(363,254)
Adjustments to asset valuation		1,754	7,756	1,754	7,756
Treasury Stocks	16c	(41,180)	(41,180)	(41,180)	(41,180)

Total shareholders’ equity		1,567,382	2,011,647	1,567,382	2,011,647

Total liabilities and shareholders’ equity		1,584,335	2,068,579	4,624,421	4,733,827

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF OPERATIONS (UNAUDITED)
Period from July 01 to September 30, 2008 and 2007
January 01 to September 30, 2008 and 2007
(In thousands of reais, except per share profit)

			Parent Company

		07.01.2008	07.01.2007	01.01.2008	01.01.2007
		to	to	to	to
	Note	09.30.2008	09.30.2007	09.30.2008	09.30.2007

Gross operating revenue
Passenger		-	-	-	-
Cargo		-	-	-	-
Others		-	-	-	-

		-	-	-	-
Income and contributions taxes		-	-	-	-

Net operating revenues		-	-	-	-

Cost of services rendered		-	-	-	-

Gross profit		-	-	-	-

Operating expenses (income)
Commercial expenses		-	-	-	-
Administrative expenses		(4,092)	(1,039)	(7,522)	(4,778)
Financial expenses	19	(190,547)	(39,656)	(279,118)	(79,117)
Financial income	19	49,027	57,172	189,466	139,218

		(145,612)	16,477	(97,174)	55,323

Results of equity interest
Equity accounting		(275,284)	16,698	(615,725)	235,584

Income (loss) before income and social
Contribution taxes		(420,896)	33,175	(712,899)	290,907

Income and social contribution taxes	6	(53,499)	16,241	(52,361)	7,161

Net income (loss)		(474,395)	49,416	(765,260)	298,068

Number of outstanding shares at the
balance sheet date		202,300,591	202,295,169	202,300,591	202,295,169

Earnings per share (R$)		(2.35)	0.24	(3.78)	1.47

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF OPERATIONS (UNAUDITED)
Period from July 01 to September 30, 2008 and 2007
January 01 to September 30, 2008 and 2007
(In thousands of reais, except per share profit)

		Consolidated

		07.01.2008	07.01.2007	01.01.2008	01.01.2007
		to	to	to	to
	Note	09.30.2008	09.30.2007	09.30.2008	09.30.2007

Gross operating revenue
Passenger transport	17	1,675,088	1,235,453	4,627,037	3,329,773
Cargo transport	17	64,938	43,469	169,570	116,188
Others	17	54,977	57,542	186,499	162,430

		1,795,003	1,336,464	4,983,106	3,608,391
Income and contributions taxes		(69,417)	(51,453)	(190,945)	(131,142)

Net operating revenues		1,725,586	1,285,011	4,792,161	3,477,249

Cost of services rendered	18	(1,439,109)	(1,097,158)	(4,384,805)	(3,061,365)

Gross profit		286,477	187,853	407,356	415,884

Operating expenses (income)
Commercial expenses	18	(193,884)	(98,968)	(456,469)	(261,332)
Administrative expenses	18	(121,415)	(71,237)	(314,320)	(182,415)
Financial expenses	19	(551,164)	(112,529)	(847,101)	(258,481)
Financial income	19	201,725	129,517	579,158	356,175

		(664,738)	(153,217)	(1,038,732)	(346,053)

Non-operating results	10	(20,008)	-	(20,008)	-

Income (loss) before income and social
Contribution taxes		(398,269)	34,636	(651,384)	69,831

Income and social contribution taxes	6	(76,126)	14,780	(113,876)	228,237

Net income (loss)		(474,395)	49,416	(765,260)	298,068

Number of outstanding shares at the
balance sheet date		202,300,591	202,295,169	202,300,591	202,295,169

Earnings per share (R$)		(2.35)	0.24	(3.78)	1.47

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
September 30, 2008 and June 30, 2008
(In thousands of reais)

	Capital		Capital reserves		Income reserves

				Subsidiary’s
				special			Adjustments	Retained
	Subscribed	Unrealized	Tax	goodwill	Legal	Reinvestment	to asset	earnings	Treasury
	capital	capital	incentives	reserve	reserve	reserve	valuation	(losses)	shares	Total

Balance at December 31, 2007	1,363,946	-	60,369	29,187	80,865	873,958	2,667	-	-	2,410,992

Treasury stocks	-	-	-	-	-	-	-	-	(20,864)	(20,864)
Total comprehensive income, net of
taxes	-	-	-	-	-	-	346	-	-	346
Exchange rate variation foreign investments
Net loss for the period	-	-	-	-	-	-	-	(74,098)	-	(74,098)
Proposed profit allocation:
Interim dividends	-	-	-	-	-	-	-	(36,415)	-	(36,415)

Balance at March 31, 2008 (unaudited)	1,363,946	-	60,369	29,187	80,865	873,958	3,013	(110,513)	(20,864)	2,279,961

Treasury shares	-	-	-	-	-	-	-	-	(20,316)	(20,316)
Total comprehensive income , net of
taxes	-	-	-	-	-	-	4,743	-	-	4,743
Net loss for the period	-	-	-	-	-	-	-	(216,767)	-	(216,767)
Proposed profit allocation:
Interim dividends	-	-	-	-	-	-	-	(35,974)	-	(35,974)

Balance at June 30, 2008 (unaudited)	1,363,946	-	60,369	29,187	80,865	873,958	7,756	(363,254)	(41,180)	2,011,647

Reversal of interim dividends	-	-	-	-	-	-	-	72,389	-	72,389
Total comprehensive income, net of
taxes	-	-	-	-	-	-	(6,002)	-	-	(6,002)
Net loss for the period	-	-	-	-	-	-	-	(474,395)	-	(474,395)
Management proposal for interim
dividends allocation:
Prior earnings distribution to be
approved
by the Extraordinary General
Shareholders Meeting	-	-	-	-	-	(36,257)	-	-	-	(36,257)

Balances at September 30, 2008 (unaudited)	1,363,946	-	60,369	29,187	80,865	837,701	1,754	(765,260)	(41,180)	1,567,382

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF CASH FLOWS
Period from July 01 to September 30, 2008 and 2007, and
from January 01 to September 30, 2008 and 2007
(In thousands of reais)

	Parent Company

	07.01.2008	07.01.2007	01.01.2008	01.01.2007
	to	to	to	to
	09.30.2008	09.30.2007	09.30.2008	09.30.2007

Net income (loss) for the period	(474,395)	49,416	(765,260)	298,068
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred taxes	53,499	(16,241)	52,361	(7,161)
Equity pickup	275,284	(16,698)	615,725	(235,584)
Net foreign exchange flutuations	151,824	1,441	148,079	15,013

Changes in operating assets and liabilities:
Prepaid expenses, taxes recoverable and other receivables	203,094	95,239	186,189	121,250
Suppliers	41	(77)	(556)	(161)
Taxes payable	(11,503)	(4,920)	(1,556)	(20,081)
Dividends and interest on equity	(36,131)	2,404	(75,033)	36,011
Other liabilities	7,614	(305)	8,838	(7,538)

Net cash provided by (used in) operating activities	169,327	110,259	168,787	199,817

Cash flows from investing activities
Financial investments	5,891	15,311	146,698	311,387
Investments	147,992	6,532	442,588	(196,290)
Addition to treasury shares	-	-	(41,180)	-
Additions to property and equipment	22	-	(377)	-
Deferred assets	-	-	-	(274)

Net cash generated by (used in) investing activities	153,905	21,843	547,729	114,823

Cash flows from financing activities
Capital increase	-	23	-	2,247
Unrealized hedge result, net of taxes	(6,002)	(5,811)	(913)	8,326
Dividends paid	36,132	(76,517)	(36,257)	(226,254)
Credits with related companies	(353,585)	(46,011)	(768,674)	(100,275)

Net cash generated by (used in) financing activities	(323,455)	(128,316)	(805,844)	(315,956)

Net increase (decrease) in cash and cash equivalents	(223)	3,786	(89,328)	(1,316)
Cash and cash equivalents at the beginning of the period	9,551	131,230	98,656	136,332

Cash and cash equivalents at the end of the period	9,328	135,016	9,328	135,016

Supplemental disclosure of cash flow information
Interest paid for the period	(4)	-	(24)	(2)

Non cash investing activities
Shares issued as consideration for the acquisition of VRG	-	-	-	367,851

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENT OF CASH FLOWS
Period from July 01 to September 30, 2008 and 2007
January 01 to September 30, 2008 and 2007
(In thousands of reais)

	Consolidated

	07.01.2008	07.01.2007	01.01.2008	01.01.2007
	to	to	to	to
	09.30.2008	09.30.2007	09.30.2008	09.30.2007

Net income (loss) for the period	(474,395)	49,416	(765,260)	298,068
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	37,147	24,651	104,891	66,810
Provision for doubtful accounts	3,863	4,600	15,393	10,001
Allowance for inventories obsolescence	(12,231)	-	3,468	-
Deferred taxes	67,827	29,008	59,002	(270,887)
Net foreign exchange flutuations	261,799	(20,921)	135,007	(49,193)
Amortization of deferred assets	(825)	133	9,296	407
Investment amortization	274	-	2,540	94
Provision for contingencies	(1,249)	3,135	(108,189)	(49,518)

Changes in operating assets and liabilities:
Receivables	(43,209)	(62,009)	498,490	(171,131)
Inventories	(4,297)	(71,803)	46,602	(132,238)
Credits with leasing companies	23,321	53,207	58,947	113,945
Prepaid expenses, taxes recoverable and other receivables	16,204	(65,244)	107,363	8,617
Suppliers	92,843	54,529	10,055	113,093
Air traffic liability	33,209	(27,176)	(20,185)	(32,067)
Smiles mileage program	19,866	5,128	12,381	(2,327)
Taxes payable	2,520	6,601	(2,561)	(33,102)
Insurance payable	1,187	(2,447)	(42,712)	(44,401)
Payroll and related charges	17,118	23,907	15,779	55,844
Dividends and interest on shareholders’ equity	(36,131)	2,404	(75,033)	36,011
Other liabilities	11,803	7,416	(35,737)	(9,489)

Net cash provided by (used in) operating activities	16,644	14,535	29,537	91,463

Cash flows from investing activities
Financial investments	244,149	222,497	379,071	364,061
Investments in permanent assets	-	(25,065)	93,791	(225,481)
Addition to treasury shares	-	-	(41,180)	-
Deposits in guarantee	(4,019)	(105,297)	16,941	(144,137)
Pre-delivery deposits	52,015	68,715	(166,902)	26,762
Additions to property and equipment	(36,624)	(201,844)	(187,679)	(333,324)
Deferred	(3,945)	(4,181)	(8,255)	(25,155)
Others	-	-	-	6,325

Net cash used in (generated by) investing activities	251,576	(45,175)	85,787	(330,949)

Cash flows from financing activities
Borrowings	(68,106)	118,477	408,050	788,601
Capital increase	-	23	-	2,247
Unrealized hedge result, net of taxes	(6,002)	(5,811)	(913)	8,326
Dividends paid	36,132	(76,517)	(36,257)	(226,254)

Net cash used in (generated by) financing activities	(37,976)	36,172	445,220	572,920

Net increase (decrease) in cash and cash equivalents	230,244	5,532	(329,896)	150,508
Cash and cash equivalents at the beginning of the period	356,024	844,967	916,164	699,990

Cash and cash equivalents at the end of the period	586,268	850,499	586,268	850,498

Supplemental disclosure of cash flow information
Interest paid for the period	(42,976)	43,212	(138,309)	110,122
Income tax and social contribution paid for the period	(6,840)	19,839	(50,496)	42,650
Non cash investing activities
Shares issued as consideration for the acquisition of VRG	-	-	96,927	367,851
Capital increase by issuance of shares for VRG acquisition	-	25,065	-	437,383

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

1. Business Overview

Gol Linhas Aéreas Inteligentes S.A. (Company or GLAI) is a publicly limited company, established on March 12, 2004, whose main corporate purpose is to provide regular and non-regular air transportation services, in domestic and international territories, operating GOL and VARIG brands.

On September 23, 2008, National Civil Aviation Agency (ANAC) approved the authorization for the Company’s corporate restructuring, which combines its subsidiaries GOL Transportes Aéreos S.A. (“GOL”) and VRG Linhas Aéreas S.A. (“VRG”), as a single airline company, VRG Linhas Aéreas S.A., which assumed the rights and responsibilities of GOL’s ownership, maintaining the trademarks “GOL” which offers low-cost, low fare services, and “VARIG” which offers differentiated services.

At September 30, 2008, VRG’s aircraft fleet of 114 was structured as follows:

(i) 79 aircraft fleet which operates with GOL’s brand, comprising 41 Boeing 737-800, 28 Boeing 737-700 and 10 Boeing 737-300 which operated flights to 56 destinations: 48 in Brazil, 3 in Argentina, 1 in Bolivia, 1 in Paraguay, 1 in Uruguay, 1 in Chile, and 1 in Peru.

(ii) 35 aircraft fleet which operates with VRG’s brand, comprising 10 Boeing 737-800, 8 Boeing 737-700 and 10 Boeing 737-300 which operated flights to 19 destinations: 14 in Brazil, 1 in Argentina, 1 in Colombia, 1 in Venezuela, 1 in France, and 1 in Chile.

(iii) 7 Boeing 767-300 aircraft operate by VRG’s brand, which are temporally out of the Company’s operating fleet will be destined for subleased or to operate in freight or charter flights or new routes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements

The Quarterly Information was prepared in compliance with the pronouncement Accounting Standards and Procedures (NPC) 27 – Accounting Statements – Presentation and Disclosures, from the Brazilian Independent Auditors Institute – IBRACON, approved by the Brazilian Securities and Exchange Commission – CVM, the provisions contained in the Brazilian Corporation Law, the Plan of Accounts prepared by the National Agency of Civil Aviation - ANAC, the supplementary standards from CVM, the accounting practices in force adopted in the elaboration of the financial statements of the year ended December 31, 2007 on a consistent basis.

Because of the materiality that the accounting of derivative financial instruments has assumed, and to facilitate for the reader, the accounting practice adopted by the Company for accounting of derivative financial instruments, which does not differ from the accounting practice adopted in the preparation of the financial statements of the year ended at December 31, 2007, is transcribed below. Detailed information about the derivative financial instruments used, risks and existing positions, including additional information requested by the resolution no. 550 of the Brazilian Securities Commission - CVM, are presented in Note 22.

Derivative financial instruments

In order to protect part of the Company’s exposure from the effects of exchange rates variation and from the increase in fuel prices and in interest rates, the Company uses oil, exchange and interest rate derivative financial instruments. Such instruments are mainly futures, options, collars and swaps.

As there is not a future market for aircraft fuel in Brazil, the Company uses international derivatives to manage its exposure to fuel price increases. There is a high correlation between international oil prices and aircraft fuel in Brazil, making oil derivatives effective in offsetting aircraft fuel price fluctuation and serving as a short-term protection against strong increases in average aircraft fuel price.

The Company measures the effectiveness of derivatives in relation to variations in the hedged asset prices. As most of the Company’s fuel derivatives are not traded on stock exchanges, the Company estimates their fair value based on present value valuation methods by discounting future cash flows, or by option valuation models, which use assumptions on market prices of commodities. Furthermore, as there is not a reliable future market for aircraft fuel in Brazil, Management estimates aircraft fuel future prices based on international future curves to measure the effectiveness of derivatives to offset price fluctuations.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial (Continued)

Derivative financial instruments (Continued)

Aiming at recording, stating and disclosing transactions with derivative financial instruments carried out by the Company and its subsidiaries, based on their formal risk management policies, the Company and its subsidiaries measure the effectiveness of derivative financial instruments used for the specific purposes of covering market risk based on their fair value, and recognizing the non-effective portion of realized results of the transactions with derivative financial instruments directly in the financial result for the year, whereas the effective portion of results is recognized by adjusting revenues and expenses relating to the hedged items. According to hedge accounting standards, gains and losses from derivatives in effective hedging transactions are recorded in adjustments to asset valuation account, net of taxes, in shareholders’ equity, and recognized in P&L on the date when the covered expenses are incurred.

The accounting policy for measuring the effectiveness of derivative instruments was defined based on the Company’s risk management policy, which considers as effective the instruments which offset between 80% and 125% of the price change of the hedged item.

The market value of derivative financial instruments is calculated based on usual market practices, using closing amounts in the period and significant underlying price quotations, except for option contracts, whose values are determined by adopting pricing methodology (Black & Scholes), and the variables and information relating to volatility ratios are obtained by means of acknowledged market information providers.

Law No. 11638/07

On December 28, 2007, Law No. 11638/07 was published to introduce new provisions, amend and repeal provisions relating to the preparation of financial statements in Law No. 6404/76, from the year started on January 1, 2008, aiming at updating Brazilian Corporation Law to enable convergence of accounting practices adopted in Brazil with the practices defined by international accounting standards issued by the “International Accounting Standards Board – IASB”.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

2. Basis of Preparation and Presentation of the Quarterly Information (Continued)

Law No. 11638/07 (Continued)

On May 2, 2008, Brazilian Securities and Exchange Commission (CVM) issued Ruling No. 469/08 on the application of Law No. 11638/07, which enables publicly-held companies to immediately apply all accounting provisions under the new law when preparing the Quarterly Information (ITR) for 2008 year or to add notes to ITR disclosing changes that may have impacts on the financial statements for the year closing of 2008, and estimating the possible effects on shareholders' equity and results for the period.

The Company decided to follow the partial application of Law No. 11638/07 in the presentation of Quarterly Information – ITR, to the minimum extent required by CVM Ruling No. 469, of May 2, 2008.

The Company identified that, among the items whose partial or total application is mandatory from the first Quarterly Information of 2008 on, adjustments to present value could have impact on the Company’s financial statements. The Company assessed situations in which there may be a difference on the date of initial recognition between par value and future cash flows value discounted by a market interest rate. The assessment resulted in the adjustment of certain non current accounts receivable arising from renegotiations with leasing companies, whose adjustments net of tax effects were not considered significant. For December 31, 2008, considering the assumption that no significant changes will occur in the business, the effects may be similar. The effects of the discount to present value of accounts receivable and payable on shareholders’ equity and the statement of operations were not considered to be material, as such, they were not recorded. In the sales of tickets financed by customers, revenues were already recorded at the ticket value not including any charges resulting from installments elected by customers.

As mentioned in Note 21, the Company maintains a stock option plan granted to employees, and already discloses the same information in its financial statements prepared in accordance with the accounting practices adopted in Brazil. The accounting of stock options of shares has not yet been standardized by CVM. The Company estimates, that the results and shareholders’ equity for the year ending December 31, 2008 will be reduced by approximately R$ 2,387 (R$ 3,702 in 2007) if recording of the compensation expenses by means of stock options exercise was required in 2008.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial (Continued)

Law No. 11638/07 (Continued)

The Company believes that the other minimum requirements of CVM Ruling No. 469 have no effect on its financial statements since the Company’s investments were not affected by the changed rule for valuation of investments in affiliates; it did not carry out transactions involving premiums received on issuing debentures, donations or investment grants and does not adopt revaluation of assets as an accounting practice.

Additionally to the minimum requirements of CVM Ruling No. 469, the Company estimated, based on a preliminary analysis, the other changes to be applied in the preparation of its financial statements for the year ending December 31, 2008, due to the Law No. 11638/07, considering the technical pronouncements and standards existing on the date of approval of the Quarterly Information for the quarter ended September 30, 2008, as well as international standards. The changes identified and described below might have a significant impact on the financial statements of the Company and its subsidiaries, which will be presented in comparison with 2007 amounts so that the two years be presented in compliance with the same accounting practices.

As mentioned in Note 19, the Company has operating leasing contracts, which will be eligible for being recorded as asset in depreciable property and equipment matched against the existing obligation in the estimated amount of R$ 1,294,425 (R$ 930,253 at December 31, 2007). The Company estimates that this change of accounting practice, when applied on a retrospective basis in the financial statements of the year ended December 31, 2007, could increase shareholders’ equity by approximately R$ 26,000 and net income for the same year by approximately R$ 25,000, net of tax effects.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

2. Basis of Preparation and Presentation of the Quarterly Information (Continued)

Law No. 11638/07 (Continued)

The Company also evaluated the definition of new criteria for classification and valuation of investments in financial instruments, including derivatives, and in credit rights and credit securities and did not identify material impacts considering that the Company had already been adopting accounting practices aligned with international standards for measuring and recording financial instruments, as described in the financial statements for the year ended December 31, 2007 and in the present Quarterly Information - ITR.

The following table gives a summary of best estimate of the effects of Law No. 11638/07 on consolidated shareholders’ equity and consolidated net income for the periods ended September 30, 2008 and June 30, 2008.

	Consolidated

	09.30.2008	06.30.2008

Shareholders’ equity before changes introduced by Law No. 11638/07	1,567,382	2,011,647

Capital leases	14,463	15,913
Capitalized interest of aircraft under capital lease in the phase of construction	25,048	23,569
Deferred income and social contribution on adjustments	(13,434)	(13,424)

Net effect of full application of Law No. 11638/07	26,077	26,058

Shareholders’ equity after changes introduced by Law No. 11638/07 applicable to the Company	1,593,459	2,037,705

	Consolidated

	09.30.2008	06.30.2008

Loss before changes introduced by Law No. 11638/07	(474,395)	(216,767)

Capital leases	(21,866)	4,931
Stock options compensation cost	(606)	(548)
Capitalized interest of aircraft under capital lease in the phase of construction	1,479	3,899

Deferred income and social contribution taxes on adjustments	7,138	(2,816)

Net effect of full application of Law No. 11638/07	(13,855)	5,466

Loss after changes introduced by Law No. 11638/07 applicable to the Company	(488,250)	(211,301)

The initial measurement is subject to changes due to new accounting pronouncements on these matters, as well as new interpretations by the regulatory agencies that could be applied to preparation of the financial statements for the year ending December 31, 2008.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

Law No. 11638/07 (Continued)

Besides the adjustments with effects on net income and shareholders' equity, the Company identified reclassifications between permanent asset items arising from the creation of an Intangible subgroup in its accounts to record the rights based on intangibles, which include goodwill and certain items previously classified in property, and equipment. The reclassifications will be recorded in the financial statements for the year and are summarized below:

	Balances at 09.30.2008

	Before reclassifications	Values	After reclassifications

Investments (a)	730	-	730
Property and equipment (b)	1,501,113	(37,700)	1,463,413
Deferred assets (c)	1,015,384	(1,005,141)	10,243
Intangible assets	-	1,042,841	1,042,841

	2,517,227	-	2,517,227

	Balances at 06.30.2008

Account	Before reclassifications	Values	After reclassifications

Investments (a)	981,227	(980,223)	1,004
Property and equipment (b)	1,553,651	(24,184)	1,529,467
Deferred assets (c)	30,391	(19,780)	10,611
Intangible assets	-	1,024,187	1,024,187

	2,565,269	-	2,565,269

(a) Reclassification of goodwill arising from VRG acquisition currently classified as deferred to intangible assets;
(b) Reclassification of software use rights currently recorded in property and equipment to intangible assets;
(c) Reclassification of expenses with projects and systems development and implementation from deferred assets to intangible assets.

Certain reclassifications and write-off of items in deferred assets will also be made based on detailed analysis of items classified in this subgroup

The Company was already presenting quarterly statements of its cash flows and statement of added value in its annual financial statements. Since the statement of changes in financial position is no longer required by Law No. 11638/07, that disclosure has been discontinued.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

Law No. 11638/07 (Continued)

The subsidiary VRG has a mileage program, whose based on the international standards, differs significantly from the accounting practices adopted in Brazil, requiring accounting of the obligations of this program based on the fair value of miles issued to customer of the program. In the preliminary evaluation by the Company, Law No. 11638/07 did not change the accounting practices adopted in Brazil related to this subject. However, as a result of convergence to international standards it is possible that in the near future new pronouncements will also come to change this accounting practice for purposes of preparing Company’s statutory financial statements.

Effects of new pronouncements

On November 1, 2007, Brazilian Securities and Exchange Commission - CVM approved the pronouncement CPC-01 – Accounting for the Impairment of Assets that requires an analysis of the recoverability of property and equipment, intangible and deferred assets. The Company does not believe that the adoption the abovementioned pronouncement will have a significant effect on its financial statements.

On January 29, 2008, Brazilian Securities and Exchange Commission - CVM approved the pronouncement CPC-02 from the Accounting Pronouncements Committee about the effects of changes in exchange rates and currency translation of financial statements that will come into effect on January 1, 2009. The CPC-02 determines how to include transactions in foreign currency and foreign operations in the Brazilian entity’s financial statements, as well as how to translate the financial statements of foreign entities into the presentation currency of the financial statements in Brazil for purposes of recording equity pickup, full and proportional consolidation of the financial statements and also how to translate the Brazilian entity’s financial statements into another currency. The CPC-02 introduces the concept of functional currency that was not previously observed by the accounting practices adopted in Brazil. According to the new concepts, the Company concluded that the functional currency of the parent company is the Real, same currency as that in which the Company maintains its accounting records and presents its financial statements. Regarding its overseas subsidiaries, the Company believes that, for not having an economic and administrative independence, they correspond to an extension of the Company’s activities in Brazil, so that the functional currency will be the Brazilian Real. The Company is assessing the effects from applying CPC 02 on its financial statements including its retrospective application.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

Effects of new pronouncements (Continued)

On August 13, 2008, Brazilian Securities and Exchange Commission - CVM approved the pronouncement CPC-03 about the elaboration and disclosure of the Statement of Cash Flow aiming at giving to financial statements users a basis for assessing the entity’s capacity to generate cash, as well as inquiring the liquidity and risk of insolvency. In addition, the CPC-03 details the procedures to be followed when elaborating the Statement of Cash Flow and also the composition of the activities that affect, in any way, the cash flow. The Company already discloses the Statement of Cash Flow in the model required by CPC-03.

Based on the pronouncement drafts of the CPC – Committee of Accounting Pronouncement that are in open court the Company identified that the CPC-08 – Transaction Costs and Premium for Issuance of Securities requires expenses with issuance of debt securities and borrowings fundraising, currently classified as prepaid expenses and amortized over the term of their instruments, to be reclassified as offsetting account of the borrowings, financings and debentures balances in its financial statements for the year ending December 31, 2008.

On November 12, 2008, the Brazilian Securities Commission - CVM, by means of deliberations No. 553, 554, 555, 556 and 557 approved pronouncements CPC-04 - Intangible Assets, CPC-06 – Operating Leases, CPC - 07 - Government subsidies and assists, CPC-08 - Transaction Costs and Coupons from Securities Issuance and CPC-09 - Statement of Added Value, respectively, which must be observed in the preparation of financial statements for the year ended on December 31, 2008. The Company will continue evaluating the effects of new pronouncements and future regulations applicable to the preparation of its December 31, 2008 financial statements

The Company has entered into an Agreement for Adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange – BOVESPA, integrating indices of Shares with Differentiated Corporate Governance – IGC and Shares with Differentiated Tag Along – ITAG, created to differ companies committed to adopting differentiated corporate governance practices. The Company’s financial statements provide for the additional requirements of BOVESPA Novo Mercado (New Market).

Preferred shares of Gol Linhas Aéreas Inteligentes S.A. are traded as American Depositary Shares – ADS on the NYSE in the United States of America, and are subject to the rules of the US Securities and Exchange Commission – SEC. The Company prepares the consolidated financial statements according to generally accepted accounting principles in the United States of America – USGAAP

Aiming to provide information on a single and consistent basis, and at the same time meets the requirements of regulators in all markets where its shares are traded, the Company intends to adopt, in 2008, on the elaboration and disclosure of its financial statements of the year to be ended on December 31, 2008, the international accounting standards issued by the International Accounting Standards Board - IASB, benefiting users of information and promoting the process of full adherence to the Law 11,638/07 in the preparation of corporate financial statements of the year to be ended on December 31, 2008.

Authorization for the conclusion of the preparation of these consolidated financial statements occurred at the Board of Directors’ Meeting of November 14, 2008.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

3. Short-Term Investments

	Parent Company		Consolidated

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Short-term Investments
Bank Deposit Certificates – CDB	10,794	16,082	90,958	89,899
Government securities	11,993	12,596	25,018	214,949
Fixed-income investments overseas	-	-	21,590	76,867

	22,787	28,678	137,566	381,715

The government securities integrate the portfolio of consolidated exclusive investment funds. Investment funds take part in operations comprising derivative financial instruments recorded in balance sheet or memorandum accounts, which aim at managing the Company’s exposure to market and foreign exchange rate risks, more detailed in Note 22. At September 30, 2008, there are financial applications in the amount of R$ 13,357 (R$ 18,181 at June 30, 2008), linked to guarantees represented by hedging contracts.

Financial investments in CDBs (Bank Deposit Certificates) have an average earning, net of taxes, of 1.10% per month, based on the CDI (Interbank Deposit Certificate) variation, and may be redeemed at any time without loss of the recognized income.

Fixed income investments overseas refer to securities issued by international banks (“time deposits” and swaps) that jointly have interest yield of 0.92% per month, government securities issued by the Austrian Government that have interest yield, net of taxes, of approximately 0.84% per month.

4. Accounts Receivable

	Consolidated

	09.30.2008	06.30.2008

Local currency:

Credit card administrators	423,424	366,194
Travel agencies	170,363	159,983
Installment sales	79,110	74,018
Cargo agencies	15,472	16,293
Other	6,544	29,172

	694,913	645,660

Foreign currency	29,648	30,277

(-) Advances of accounts receivable	(306,627)	(301,212)

	417,934	374,725

Allowance for doubtful accounts	(38,690)	(34,827)

	379,244	339,898

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

4. Accounts Receivable (Continued)

Changes in the allowance for doubtful accounts are as follows:

	Consolidated

	09.30.2008	06.30.2008

Balances at beginning of year	(34,827)	(30,118)
Additions	(6,544)	(5,985)
Recoveries	2,681	1,276

Balances at end of year	(38,690)	(34,827)

The breakdown of the accounts receivable aging list is as follows:

	Consolidated

	09.30.2008	06.30.2008

Past-due	354,787	315,415
Past-due for less than 30 days	9,176	9,793
Past-due from 31 to 60 days	4,935	5,148
Past-due from 61 to 90 days	4,832	3,598
Past-due from 91 to 180 days	19,593	15,178
Past-due from 181 to 360 days	4,127	4,253
Past-due for more than 360 days	20,484	21,340

	417,934	374,725

At September 30, 2008, the accounts receivables from travel agencies and its administrators, in the amount of R$ 12,920 (R$ 22,468 at June 30, 2008), are loan-linked agreements guarantees.

5. Inventories

	Consolidated

	09.30.2008	06.30.2008

Consumption materials	17,979	18,729
Parts and maintenance material	115,800	117,674
Advances to suppliers	19,471	12,208
Imports in transit	2,616	4,875
Other	7,244	5,327
(-) Provision for obsolescence	(3,468)	(15,699)

	159,642	143,114

At September 30, 2008, the pledge of parts and equipment in the amount of R$111,306 (R$110,520 at June 30, 2008) are related to loan agreements guarantees.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

6. Deferred and Recoverable Taxes and Provision for Income and Social Contribution Taxes

	Parent Company		Consolidated

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Taxes Recoverable or Offsettable
PIS e COFINS Credits	-	-	1,523	1,853
State VAT Tax (ICMS)	-	-	4,455	5,983
Prepayment of Corporate Income Tax (IRPJ) and Social Contribution Tax on Net Profit (CSSL)	8,164	8,164	25,171	29,805
Withholding Income Tax (IRRF) on financial investments	11,562	11,951	12,256	12,425
Withholding Income Tax (IRRF) on interest on shareholders’ equity	10,288	8,606	10,288	8,606
Government tax withheld	-	-	10,155	11,624
Value-added tax recoverable	-	-	9,364	9,146
Others	24	23	1,341	1,321

	30,038	28,744	74,553	80,763

Deferred Income Tax and Social Contribution
Tax credits on accumulated tax losses	-	43,286	103,883	147,169
Social contribution tax losses	-	15,583	37,398	52,981

	-	58,869	141,281	200,150

Temporary differences:
Provisions for losses on assets	-	-	127,812	127,812
Provisions for contingencies	-	-	19,156	18,892
Allowance for doubtful accounts	-	-	29,054	27,959
Provision for equipment maintenance	-	-	7,500	7,500
Others	-	-	6,134	13,028

	-	-	189,656	195,191
Tax credits arising from merger		-	3,405	4,865

	-	58,869	334,342	400,206

	30,038	87,613	408,895	480,969

Short-term	(30,038)	-	(74,553)	(85,628)

Long-term	-	87,613	334,342	395,341

Tax credits arising from the merger of BSSF II Holdings Ltda. with the subsidiary GOL, occurred on March 29, 2004, are being amortized on a straight-line basis over 60 months since May, 2004.

At September 30, 2008, the tax credits amounting R$ 52,361, arising from tax and accumulated losses of the parent company Gol Linhas Aéreas Inteligentes S.A. (GLAI) were written off due to their settlement after the corporate restructuring depended on the implementation of new strategies.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

6. Deferred and Recoverable Taxes and Provision for Income and Social Contribution Taxes (Continued)

Management believes that, with the operating restructuring of the companies and after the corporate restructuring described in Note 8, the future taxable income of VRG subsidiary will be sufficient for the realization of deferred tax credits. The detailed study to determine the projections is in progress and, after its approval by the Management, supported by the Company’s business plan, will be the basis to update the forecast of deferred tax credits utilization forecasts which, in Management assessment, will not significantly change the projections of use of such credits, presented in the financial statements of the year ended December 31, 2007.

The reconciliation of income and social contribution tax expenses, calculated by applying combined statutory tax rates with amounts presented in the statement of income, is set forth below:

	Income and social contribution taxes

	Parent Company		Consolidated

Description	09.30.2008	06.30.2007	09.30.2008	06.30.2007

Income before income and social contribution taxes	(712,899)	290,907	(651,384)	69,831
Combined tax rate	34%	34%	34%	34%
Income and social contribution taxes at combined tax rate	242,386	(98,908)	221,471	(23,743)
Adjustments for effective rate calculation:
Income tax on equity pickup and exchange rate on investments overseas	(241,040)	93,765	(31,385)	80,099
Benefits of deferred income and social contribution taxes of subsidiaries	-	(23,904)	(10,897)	190,787
Benefit not constituted on tax loss	(53,707)	-	(294,369)	-
Nondeductible expenses of subsidiaries	-	-	(10,120)	(51,442)
Income tax on permanent differences	-	-	11,424	(3,672)
Interest on shareholders’ equity tax effect	-	36,208	-	36,208

Benefit (expense) of Income tax and social contribution	(52,361)	7,161	(113,876)	228,237

Effective rate	-	3.9%	-	-

Current income and social contribution taxes	-		(50,496)	(42,650)
Deferred income and social contribution taxes	(52,361)	7,161	(63,380)	270,887

	(52,361)	7,161	(113,876)	228,237

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

7. Escrow Deposits

	Consolidated

	09.30.2008	06.30.2008

Escrow deposits for aircraft leasing contracts	116,359	109,035
Judicial deposits	53,276	56,581

	169,635	165,616

Escrow deposits for aircraft leasing contracts are denominated in U.S. Dollars and are fully redeemable at the maturity dates of the lease contracts in the event that default in payments of contractual obligations does not occur.

Judicial deposits refer to guarantees of contingent liabilities related to labor, civil and tax related claims.

8. Transactions with Related Parties

VRG maintains operating agreements with related companies for passenger and luggage transportation between airports and for the transportation of employees, executed under normal market conditions.

VRG is the tenant of the property located at Rua Tamoios, 246, in the city of São Paulo, State of São Paulo, owned by a related company whose lease agreement expires on April 04, 2009 and has an annual price restatement clause based on the General Market Price Index (IGP-M) variation.

The balances payable to related companies, in the amount of R$ 529 (R$ 672 at June 30, 2008) are included in the suppliers’ balances together with third-party operations. The amount of expenses which affected income at September 30, 2008 is R$ 2,027 (R$ 2,024 at September 30, 2007).

The Company has entered into intercompany loan agreements with its subsidiaries. At September 30, 2008 balances receivable from subsidiaries GAC Inc. in the amount of R$64,066 and R$ 639,435 from VRG S.A., related to intercompany loans without any established charges, endorsements or guarantees, are classified as non-current asset.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

9. Investments in Subsidiaries

	Parent Company		Consolidated

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

VRG Linhas Aéreas S.A.	726,514	-	-	980,223
Gol Transportes Aéreos S.A.	-	769,946	-	-
GTI S.A.	-	183,029	-	-
GAC Inc.	-	196,815	-	-
Other investments	-	-	730	1,004

	726,514	1,149,790	730	981,227

As a result of corporate restructuring occurred at September 30, 2008, Gol Transportes Aéreos S.A. and GTI S.A. were extinguished, and their net equity joins the VRG Linhas Aéreas S.A. equity, which included all assets, rights and responsibilities. The shareholders’ equity of Gol Transportes Aéreos SA was poured based on the carrying value presented in the balance sheet elaborated as of September 30, 2008. The corporate restructuring did not affect the shareholders’ equity of Gol Linhas Aéreas Inteligentes S.A.

Changes in investments for period ended September 30, 2008 are presented below:

	VRG	Gol
	Linhas	Transportes	GAC	Gol		Total
	Aéreas S.A.	Aéreos S.A.	Inc.	Finance	GTI S.A.	Investiments

Balances at June 30, 2008	-	769,946	196,816	-	183,028	1,149,790
Equity accounting results	-	43,404	(41,990)	(880)	(275,819)	(275,285)
Equity accounting results
transferred to VRG	(232,415)	(43,404)	-	-	275,819	-
Unrealized hedge results	-	4,174	-	-	1,781	5,955
Unrealized hedge results
transferred to VRG	5,955	(4,174)	-	-	(1,781)	-
Exchange rate variation on overseas investments	-	-	(158,162)	(1,727)	-	(159,889)
Reclassification of capital deficiency	-	-	3,336	2,607		5,943

Reclassification of goodwill to
deferred assets	952,974	(769,946)	-	-	(183,028)	-

Balances at September 30, 2008	726,514	-	-	-	-	726,514

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

9. Investments in Subsidiaries (Continued)

Significant information about direct and indirect subsidiaries as of September 30, 2008, is summarized below:

	Total owned	Interest	Paid-up	Shareholders'	Net income (loss)
Subsidiaries	shares	%	Capital	Equity	of subsidiaries

Direct
VRG Linhas Aéreas S.A.	1,785,396,508	100%	1,003,032	726,514	(586,862)
GAC Inc.	1	100%	-	(3,336)	(26,196)
Gol Finance	1	100%	-	(10,488)	(2,667)

Indirect
SKY Finance	1	100%	-	(22,333)	(12,714)

Historical Acquisition of VRG

On March 28, 2007, the Company, through its subsidiary GTI S.A., announced the acquisition of 100% of the shares of VRG Linhas Aéreas S.A. (VRG) for R$ 568,263, of which R$ 200,412 were paid in local currency and R$ 367,851 were paid through the issue of preferred shares by the Company.

The Company assumed control of the operations of VRG on April 9, 2007. As part of the acquisition, the subsidiary GTI S.A. assumed the obligations resulting from the Public Notice in connection with the auction for the judicial sale of the Varig Production Unit (UPV) that took place on July 20, 2006 at the 1st Business Court of the Judicial District of the Capital of the State of Rio de Janeiro, resulting in the creation of VRG.

The acquisition of VRG was approved by the National Civil Aviation Agency (ANAC) on April 4, 2007.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

9. Investments in Subsidiaries (Continued)

As part of VRG acquisition process, on April 9, 2007, the Company added to capital in the subsidiary GTI S.A in the amount of R$ 507,000, of which R$ 107,000 in local currency and R$ 400,000 in shares issued by the Company and destined to capital reserve.

The goodwill in the acquisition amounting R$ 980,223 was determined based on the balance sheet of the acquired company reflecting all the existing assets and liabilities identified and measurable on the date of the acquisition, excluding capitalizable credits with the older shareholder amouting R$ 192,795. As described in Note 11, due to the incorporation of GTI S.A. by VRG Linhas Aéreas S.A., the goodwill was reclassified to deferred assets.

Based on the provisions of the VRG acquisition agreement, the Company has started an arbitrage process aiming at determining the purchase price adjustment involving accounts receivable from sellers of R$ 153,000.

On June 25, 2008, the Brazilian Antitrust Agency (CADE) approved the acquisition and on September 23, 2008, the National Civil Aviation Agency (ANAC) approved the request for authorization for a corporate restructuring combining its subsidiaries Gol Transportes Aéreos S.A. (“GOL”) and VRG Linhas Aéreas S.A. (“VRG”) into a single airline company which assumed the current rights and responsibilities owned by GOL.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

10. Property and Equipment

	Consolidated

			09.30.2008		06.30.2008

	Annual
	depreciation		Accumulated
	rate	Cost	depreciation	Net value	Net value

Flight equipment
Spare parts kits	20%	511,823	(222,244)	289,579	295,206
Spare engines	20%	150,958	-	150,958	148,042
Aircraft reconfiguration	13%	85,485	(54,158)	31,327	37,662
Aircraft and safety equipment	20%	1,259	(443)	816	843
Tools	10%	9,640	(1,758)	7,882	7,942

		759,165	(278,603)	480,562	489,695
Property and equipment in service
Software licenses	20%	58,278	(24,263)	34,015	24,184
Vehicles	20%	6,537	(3,114)	3,423	3,390
Machinery and equipment	10%	18,098	(3,595)	14,503	14,213
Furniture and fixtures	10%	14,329	(3,649)	10,680	9,847
Computers and peripherals	20%	28,099	(11,689)	16,410	12,537
Communication equipment	10%	1,946	(637)	1,309	1,315
Facilities	10%	4,214	(1,078)	3,136	3,195
Maintenance Center (Confins)	7.27%	47,305	(5,234)	42,071	32,313
Leasehold improvements	20%	6,118	(3,232)	2,886	2,935
Construction in progress	-	29,678	-	29,678	45,572

		214,602	(56,491)	158,111	149,501

		973,767	(335,094)	638,673	639,196

Advances for aircraft acquisition	-	862,440	-	862,440	914,455

		1,836,207	(335,094)	1,501,113	1,553,651

Advances for aircraft acquisition, net of returns, refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 59 Boeing 737-800 Next Generation (60 aircraft at June 30, 2008), amounting to R$ 862,440 and other payments related to future aircraft acquisitions including capitalized interest of R$29,007 (R$ 28,537 at June 30, 2008).

At September 30, 2008, the advances for aircraft acquisition amounting R$ 593,400 million, are linked to loan agreement guarantee.

During the third quarter of 2008, the Company through its wholly-owned subsidiary GAC Inc. realized sale-leaseback transactions for 2 Boeing 737-800 Next Generation aircraft which resulted in losses of R$ 20,008 fully recognized as non-operating results for the period ended September 30, 2008.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

11. Deferred Expenses

	Consolidated

	09.30.2008			06.30.2008

	Cost	Accumulated Amortization	Net Value	Net Value

Expansion and modernization projects	28,255	(189)	28,066	22,863
Goodwill on acquisition of VRG	980,223	-	980,223	-
Pre-operational expenses	16,165	(9,107)	7,058	7,491
Others	37	-	37	37

	1,024,680	(9,296)	1,015,384	30,391

The goodwill in the acquisition amounting R$ 980,223 was determined based on the balance sheet of the acquired company reflecting all the existing assets and liabilities identified and measurable on the date of the acquisition, excluding capitalizable credits with the older shareholder amounting R$ 192,795. The goodwill arising from the VRG acquisition is based on expected future profitability determined by technical studies of independent specialists taking into account economic and financial assumptions and will be amortized in proportion to expected future benefits.

Even before the current adverse economic environment, the Management did not identify indicators of loss in economic goodwill substance, whose economic benefits are measured on the basis of economic analysis (discounted cash flow) of the revenue generated by additional operational capability arising from this acquisition.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

12. Loans and Financing

	Average effective interest rate per annum		Consolidated

Current:	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Local Currency
Working capital	13.09%	-	51,021	-
BNDES Loan	8.90%	8.90%	15,048	15,032
BDMG Loan	11.54%	10.66%	1,940	1,238
Interest			1,425	-

			69,434	16,270
Foreign Currency
PDP loan for acquisition of aircraft	2.79%	3.94%	407,028	301,298
Bank Loans	3.40%	3.75%	114,858	95,514
IFC Loan	5.46%	5.96%	12,977	15,871
Interest			24,823	15,201

			559,686	427,884

			629,120	444,154

Long term:
Local Currency
BDMG Loan	11.54%	10.66%	13,144	13,539
BNDES Loan	8.90%	8.90%	40,178	43,723

			53,322	57,262

Foreign Currency
PDP loan for acquisition of aircraft	2.79%	3.94%	122,420	185,960
IFC Loan	5.46%	5.96%	67,798	59,696

			190,218	245,656

Senior notes	7.50%	7.50%	402,003	358,178
Perpetual notes	8.75%	8.75%	342,660	318,380

			744,663	676,558

			988,203	979,476

			1,617,323	1,423,630

Long-term loans and financing maturities, considering the 12-month period from October 1 to September 30 of each year are as follows:

	2009	2010	2011	2012	After 2013	Total

Local currency:
BDMG Loan	772	3,093	3,093	3,093	3,093	13,144
BNDES Loan	3,545	14,181	14,181	8,271	-	40,178

Foreign currency:
PDP Loan for the acquisition of aircraft	122,420	-	-	-	-	122,420
IFC Loan	3,986	15,953	15,953	15,953	15,953	67,798
Senior notes	-	-	-	-	402,003	402,003

	130,723	33,227	33,227	27,317	421,049	645,543

Perpetual notes					342,660	342,660

Total	130,723	33,227	33,227	27,317	763,709	988,203

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

12. Loans and Financing (Continued)

Working capital

At September 30, 2007, the Company maintains three short-term credit lines with three financial institutions that allow borrowings of up to R$ 53,500. The average financing term is 360 days with interest of 111.5% p.a. to 130.0% p.a. of Interbank Deposit Certificate (CDI). At September 30, 2008, there were R$ 51,021 outstanding borrowings under these facilities.

The Company has repurchased R$ 28,715 face value of its 7.5% senior notes due to April 3, 2017 and R$ 40,200 of its 8.75% perpetual notes with no established final maturity date that were recorded as amortization of principal. The repurchase generated a net financial gain of R$ 3,832.

The fair value of senior and perpetual notes at September 30, 2008, reflecting the frequent market price fluctuations of such instrument, based on the exchange rate prevailing at the date of the fiscal year closing, are as follows:

	Consolidated

	Carrying Value	Market Value

Senior Notes	402,003	240,951
Perpetual Notes	342,660	182,038

Contracts with IFC and BNDES include customary covenants and restrictions including those that require the Company to maintain defined debt liquidity and interest coverage ratios. In previous periods the Company was not in compliance with two financial covenants established in its loan contracts with and obtained from lender the specific consent to maintain debt liquidity ratio higher than those established in the agreements that permit the maintenance of classification as long-term.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

12. Loans and Financing (Continued)

Regarding BNDES, according to the specific consent obtained, the Company should present a letter of credit under the terms and conditions established while still in disagreement with the financial covenants. On March 6, 2008, the Company presented to BNDES a letter of credit with maturity on March 4, 2009, that guarantees all contractual obligations. At September 30, 2008, the Company continued not in compliance with a financial covenant established in its loan contract with the BNDES totaling R$ 55,226. Subsequent to September 30, 2008, a contract amendment was signed establishing that, during the period that the financial covenants are not reached, the Company is obliged to maintain a letter of credit.

On May 20, 2008, the Company and IFC (International Finance Corporation) signed a contract amendment, which changed the conditions originally established relating to financial ratios. At September 30, 2008, the Company was in compliance with the new ratios established with the IFC.

The corporate restructuring had no effect on accomplishing the obligations and the related financial covenants established in these contracts.

13. Air traffic Liability

At September 30, 2008, the balance of air traffic liability of R$ 452,675 (R$ 419,466 at June 30, 2008) is represented by 1,699,979 (1,794,160 at June 30, 2008) of tickets sold and not yet used with 73 days of average term of use.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

14. Mileage Program

At September 30, 2008, the Smiles mileage program carried 3,086,288 one-way tickets earned but not redeemed by its participants.

The changes in obligations balance of the mileage program, considering the accumulated miles number, are demonstrated as follows:

Balances at June 30, 2008	42,595

Accumulated and granted miles	55,973
Redeemed and used or expired miles	(36,107)

Balances at September 30, 2008	62,461

The issue of awards consists in used miles for exchange into tickets or benefits and privileges as class change on the VRG flights, bonus on miles flown, exclusive center of attention, differentiated attendance at check-in, free baggage allowance and increased access to VIP lounges in airports, according to the program statute. The miles earned by participants are valid for three years, starting from the month of the redemption, while the tickets issued using miles are valid for one year.

15. Provision for Contingencies

At September 30, 2008, the Company and its subsidiaries are parties in judicial lawsuits and administrative proceedings, being 1,104 administrative proceedings, 9,478 civil proceedings and 3,359 labor claims. Of these numbers, 83 administrative proceedings, 579 civil proceedings and 2,877 labor claims emerged as a result of the operation of the Company and the remainder, is due to requests for recognition of the VRG succession of the former VARIG.

The changes in provision for contingencies in second quarter are as follows:

	Contingencies

	Labor	Civil	Total

Balances at June 30, 2008	42,838	15,014	57,852
Recording of provisions	-	470	470
Payments	(1,719)	-	(1,719)

Balances at September 30, 2008	41,119	15,484	56,603

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

15. Provision for Contingencies (Continued)

The provisions are recorded for possible losses and are reviewed based on the development of lawsuits and the background of losses on labor and civil claims, based on the best current estimate.

The judicial deposits relating to labor and civil contingencies provision are R$ 10,815 (R$ 13,686 at June 30, 2008) and R$ 1,517, respectively.

The Company is discussing in court the VAT (ICMS) levy on aircraft and engine imports under operating lease without purchase option in transactions carried out with lessors headquartered in foreign countries. The Company’s Management understands that such transactions represent simple lease in view of the contractual obligation to return the asset subject matter of the contract, which will never be considered as Company’s asset. Given that there is no circulation of goods, significant tax triggering event is not characterized. The estimated aggregate value of lawsuits filed is R$199,697 at September 30, 2008 (R$ 192,703 at June 30, 2008) monetarily adjusted and not including charges on arrears. Based on the assessment of the cases by its legal advisors and supported by case laws favorable to taxpayers from the High Court (STJ) and the Supreme Federal Court (STF) handed down in the second quarter of 2007, Management understands that it is unlikely for the Company to have losses on these lawsuits. The accounting practices adopted in the preparation of its financial statements, in line with international standards, do not require setting up of a provision for losses in these circumstances. Although the results of such proceedings cannot be estimated, the final judgment of those actions will not have a significant side effect on the Company’s financial position, operating income and cash flow, according to Management’s opinion supported by its outside legal advisors.

16. Shareholders’ Equity

a) Capital stock

At September 30, 2008, the capital stock is represented by 202,300,591 shares, out of which 107,590,792 are common shares and 94,709,799 are preferred shares. Equity interest at the Company is as follows:

	09.30.2008			06.30.2008

	Common	Preferred	Total	Common	Preferred	Total

ASAS Fund	100.00%	41.26%	72.50%	100.00%	39.79%	71.81%
Others	-	2.01%	0.94%	-	1.96%	0.92%
Treasury stocks	-	1.66%	0.78%	-	1.66%	0.78%
Market	-	55.07%	25.78%	-	56.59%	26.49%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

16. Shareholders’ Equity (Continued)

a) Capital stock (Continued)

The authorized capital at September 30, 2008 is R$ 2,000,000. Within the authorized limit, the Company may, by means of the Board of Directors’ resolution, increase capital, regardless of any amendment to the Bylaws, through issue of shares, without keeping any proportion between the different classes of shares. The Board of Directors shall determine the conditions for the issue, including the payment price and period. At the discretion of the Board of Directors, the preemptive right may be excluded, or the period for its exercise be reduced, in the issue of preferred shares, when these are placed through sale on a stock exchange or by public subscription, or also through the exchange for shares, in a public offering of control acquisition, as provided by the law. Issue of founders’ shares is prohibited under the terms of the Company’s Bylaws.

Preferred shares have no voting rights, except for the occurrence of specific facts allowed by the Brazilian legislation. These shares have priority in the reimbursement of capital, without premium and right to be included in the public offering arising from the sale of control, at the same price paid per share of the controlling block, being assured of dividends at least equal to those attributed to common shares.

The quotation of the shares of Gol Linhas Aéreas Inteligentes S.A., at September 30, 2008, on the São Paulo Stock Exchange – BOVESPA, corresponded to R$ 11.95 and US$ 6.50 on the New York Stock Exchange – NYSE. The net asset value per share at September 30, 2008 was R$ 7.75 (R$ 9.94 at June 30, 2008).

b) Dividends and interest on shareholders’ equity

In accordance with the Company’s articles of incorporation, shareholders are entitled to minimum mandatory dividends of 25% of the net income for the period adjusted under the terms of article 202 of the Corporation Law.

The Board of Directors deliberated at a meeting held on August 06, 2008, the suspension of the interim dividends distribution for the rest of the year 2008, given that such distribution is no longer be compatible with the result expected for 2008. Because of this decision, the dividends appropriated in the accumulated losses account for the period ended June 30, 2008 were reversed.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

16. Shareholders’ Equity (Continued)

b) Dividends and interest on shareholders’ equity (Continued)

The interim dividend for the first quarter of 2008 distributed based on the accumulated profits until that date had been initially registered as offsetting account of retained earnings. At September 30, before the situation of accumulated losses and based on the Management proposal, which depends on approval by the Extraordinary General Meeting, the interim dividends were appropriated to the reserves of existing profits.

c) Treasury shares

The Board of Directors at the meeting held on January 28, 2008, approved a preferred shares repurchase program aiming at enabling the Company to achieve important opportunities of value enhancement for holding in treasury and subsequent disposal or cancellation, without capital reduction. The total amount to be acquired is up to a total of 5,000,000 shares (5 million) representing 5.3% of the Company’s preferred shares, in accordance with the disposals of Brazilian Securities and Exchange Commission (CVM) Ruling No. 10/80. The maximum term for the performance of the transaction is of 365 days counted from January 28, 2008. There were no further repurchases of shares issued in the quarter ended September 30, 2008. Since the beginning of the program for the repurchase of shares of its issuance, the Company acquired 1,574,200 shares at an average cost of R$26.16, the minimum cost was R$ 19.95 and the maximum cost was R$ 30.20. At September 30, 2008, 1,574,200 shares were recorded in shareholders' equity as treasury stock, which totaled R$ 41,180 with market value of R$ 18,812.

17. Segment Revenue Information

The Company operates domestic and international flights. The geographic information for gross revenues presented below was calculated based on the passenger and cargo transport revenues based in the place of origin of their transportation.

	07.01.2008		01.01.2008		07.01.2008		01.01.2008
	to		to		to		to
	09.30.2008%		09.30.2008%		09.30.2008%		09.30.2008%

Domestic	1,624,772	90.5	4,482,046	89.9	1,196,748	89.5	3,297,648	91.4
International	170,231	9.5	501,060	10.1	139,716	10.5	310,743	8.6

	1,795,003	100.0	4,983,106	100.0	1,336,464	100.0	3,608,391	100.0

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

18. Costs of Services Rendered, Sales and Administrative Expenses

3Q08	Consolidated

			07.01.2008			07.01.2007
			to			to
			09.30.2008			06.30.2007

	Costs of
	services	Sales	Administrative
	rendered	Expenses	Expenses	Total	%	Total	%

Salaries, wages and benefits	214,134	-	31,209	245,343	14.0	199,823	15.8
Aircraft fuel	748,505	-	-	748,505	42.7	495,170	39.1
Aircraft leasing	164,795	-	-	164,795	9.4	128,412	10.1
Sales and marketing	-	193,884	-	193,884	11.0	98,968	7.8
Aircraft and traffic servicing	7,906	-	82,883	90,789	5.2	97,896	7.7
Landing fees	86,095	-	-	86,095	4.9	80,553	6.4
Maintenance materials and repair	89,538	-	-	89,538	5.1	73,601	5.8
Depreciation and amortization	33,106	-	4,041	37,147	2.1	24,651	1.9
Other operating expenses	95,030	-	3,282	98,312	5.6	68,289	5.4

	1,439,109	193,884	121,415	1,754,408	100.0	1,267,363	100.0

Accumulated 2008	Consolidated

			01.01.2008			01.01.2007
			to			to
			09.30.2008			06.30.2007

	Costs of
	services	Sales	Administrative
	rendered	Expenses	Expenses	Total	%	Total	%

Salaries, wages and benefits	638,009	-	92,989	730,998	14.2	509,218	14.5
Aircraft fuel	2,146,279	-	-	2,146,279	41.6	1,352,661	38.6
Aircraft leasing	527,486	-	-	527,486	10.2	396,612	11.3
Sales and marketing	-	456,469	-	456,469	8.9	261,332	7.5
Aircraft and traffic servicing	150,028	-	167,688	317,716	6.2	238,434	6.8
Landing fees	266,507	-	-	266,507	5.2	220,646	6.3
Maintenance materials and repair	258,120	-	-	258,120	5.0	198,862	5.7
Depreciation and amortization	93,538	-	11,353	104,891	2.0	66,810	1.9
Other operating expenses	304,838	-	42,290	347,128	6.7	260,537	7.4

	4,384,805	456,469	314,320	5,155,594	100.0	3,505,112	100.0

At September 30, 2008, aircraft fuel expenses include R$ 32,928 of gains arising from results on the transactions with derivative financial instruments represented by fuel hedge contract results expired and measured as effective to hedge the expenses against fuel price fluctuations.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

19. Net Financial Income

	Parent Company		Consolidated

	07.01.2008	01.01.2008	07.01.2008	01.01.2008
	to	to	to	to
	09.30.2008	09.30.2008	09.30.2008	09.30.2008

Financial Expenses:
Interest on loans	(4)	(24)	(42,976)	(138,309)
Foreign exchange variations on liabilities	(188,730)	(273,252)	(438,016)	(608,820)
Losses on financial instruments	-	-	(59,574)	(61,439)
Monetary variations on liabilities	-	-	(1,398)	(2,512)
Other	(1,813)	(5,842)	(9,200)	(36,021)

	(190,547)	(279,118)	(551,164)	(847,101)

Financial income:
Interest and gains on financial investments	900	11,694	11,442	47,268
Foreign exchange variations on assets	36,905	125,171	176,557	474,251
Gains on financial instruments	-	17,559	-	8,742
Capitalized interest	-	-	4,685	19,979
Interest on shareholders’ equity	11,216	33,647	-	-
Monetary variations on assets	1	1	1,068	2,450
Other	5	1,394	7,973	26,468

	49,027	189,466	201,725	579,158

Net financial income	(141,520)	(89,652)	(349,439)	(267,943)

	Parent Company		Consolidated

	07.01.2007	01.01.2007	07.01.2007	01.01.2007
	to	to	to	to
	06.30.2007	06.30.2007	06.30.2007	06.30.2007

Financial Expenses:
Interest on loans	-	(2)	(43,212)	(110,122)
Foreign exchange variations on liabilities	(39,186)	(77,026)	(30,069)	(49,023)
Losses on financial instruments	(413)	(413)	(10,465)	(39,665)
CPMF tax	(90)	(1,595)	(2,851)	(10,289)
Monetary variations on liabilities	-	-	(859)	(2,304)
Other	33	(81)	(25,073)	(47,078)

	(39,656)	(79,117)	(112,529)	(258,481)

Financial income:
Interest and gains on financial investments	38	45	12,922	75,654
Foreign exchange variations on assets	33,074	60,503	50,411	95,659
Gains on financial instruments	8,014	35,632	49,119	147,872
Capitalized interest	-	-	4,174	12,880
Interest on shareholders’ equity	10,948	33,721	-	-
Monetary variations on assets	649	1,510	1,439	4,875
Other	4,449	7,807	11,452	19,235

	57,172	139,218	129,517	356,175

Net financial income	17,516	60,101	16,988	97,694

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

20. Commitments

The Company and its subsidiaries lease operating aircraft and engines and rent airport terminals, other airport facilities, offices and other equipment. At September 30, 2008, the Company and its subsidiaries maintained operational lease agreements of 117 aircraft (112 as of June 30, 2008), with expiration dates from 2009 to 2020.

The Company and its subsidiaries settled with Boeing the acquisition of Boeing 737-800 Next Generation aircraft. At September 30, 2008, there were 95 firm orders and 37 purchase options. The firm orders have an approximate value of R$ 12,804,834 (corresponding to US$ 6.7 billions) based on the aircraft list price, including estimated amounts for contractual price escalations during the phase of the aircraft construction. The Company has been making initial payments arising from the construction phase for aircraft acquisitions using own proceeds from initial share offerings, loans and supplier financing. The commitments arising from the aircraft acquisition include the portion that will be financed by long-term financings with guarantee of the aircraft by the U.S. Exim Bank (Exim), corresponding to approximately 85% of the total cost of the aircraft.

Future commitments based on the operating lease contracts are denominated in U.S. Dollars. The Company has letters of credit in the amount of R$ 94,300 (US$ 49,261 million) for aircraft leasing contracts guarantee and R$ 254,985 (US$ 133,200 million) for obligations relating to maintenance of leased assets.

The following table provides the current and long-term debt obligations, due to operating lease commitments and aircraft purchase commitments as of September 30, 2008:

						After
	2008	2009	2010	2011	2012	2013	Total

Operating lease
commitments	186,975	732,447	662,486	645,974	595,983	1,680,210	4,504,075
Pre-delivery
deposits	145,128	161,479	141,191	187,851	230,855	107,984	974,488
Aircraft purchase
commitments	1,186,850	2,446,956	1,686,045	1,852,860	2,714,483	2,917,640	12,804,834

Total	1,518,953	3,340,882	2,489,722	2,686,685	3,541,321	4,705,834	18,283,397

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

21. Employees

The Company keeps a profit sharing plan and stock option plans for its employees. The employee profit sharing plan is linked to the economic and financial results measured based on the Company’s performance indicators that assume the achievement of the Company, its business units and individual performance goals. At September 30, 2008, considering the non-achievement of the goals established by the Company, no provision was formed.

On December 20, 2007, the Board of Directors, within the scope of its functions and in accordance with the Company’s Stock Option Plan for 2008, approved the granting of 190,296 options for the purchase of the Company’s preferred shares at the price of R$ 45.46 per share.

The stock option transactions are summarized below:

	Stock	Weighted average
	options	price exercised

Outstanding at June 30, 2008	405,376	48.29
Canceled	(7,500)	49.27
Outstanding at September 30, 2008	397,876	48.34

Quantity of options to be exercised at June 30, 2008	84,082	44.86
Quantity of options to be exercised at September 30, 2008	84,082	44.86

The weighted average fair value of the outstanding stock options is R$ 27.16 at September 30, 2008 (R$ 22.28 at June 30, 2008) and was estimated based on the Black-Scholes stock option pricing model, assuming no dividend payment, an estimated volatility of 55.3%, a weighted average risk free rate of 13.0 % and average maturity of 3.2 years.

If the Company had recorded the compensation expenses in its results by means of stock options, based on the fair value on the date of the options granting, the income of period would have been R$ 667 lower (R$ 381 in third quarter of 2007 and R$ 1,562 in the year of 2007).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

21. Employees (Continued)

The exercise price range and the remaining weighted average maturity of the outstanding options, as well as the exercise price range for the options to be exercised at September 30, 2008 are summarized below:

Outstanding Options				Options to be exercised

	Amount of	Remaining		Amount of
	outstanding	weighted	Weighted	options to be	Weighted
Exercise price	options at	average	average	exercised	average
range	09.30.2008	maturity	exercise price	at 09.30.2008	exercise price

33.06	59,839	1.25	33.06	36,691	33.06
47.30	77,424	2.25	47.30	30,274	47.30
65.85	85,583	3.25	65.85	17,117	65.85
45.46	175,030	4.25	45.46	-	45.46

33.06-65.85	397,876	3.19	48.34	84,082	44.86

22. Derivative Financial Instruments

The Company is exposed to several market risks arising from its operations. Such risks involve mainly the effects of changes in fuel price and foreign exchange rate risk, since its revenues are generated in Reais and the Company has significant commitments in U.S. dollars, credit risks and interest rate risks. The Company uses derivative financial instruments to minimize those risks. The Company maintains a formal risk management policy under the management of its executive officers, its Risk Policy Committee and its Board of Directors.

The management of these risks is performed through control policies, establishing limits, as well as other monitoring techniques, mainly mathematical models adopted for the continuous monitoring of exposures. The exclusive investment funds in which the Company and its subsidiary GOL are shareholders are used as means for the risk coverage contracting according to the Company’s risk management policies.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

22. Derivative Financial Instruments (Continued)

a) Fuel price risk

Airlines are exposed to aircraft fuel price change effects. Aircraft fuel consumption in the third quarter of 2008 and 2007 represented approximately 42.7% and 39.1%, respectively, of the Company’s operating, selling and administrative expenses. To manage these risks, the Company, from time to time, uses future contracts, swaps and oil and oil-products options. The subject matter of fuel hedge is fuel operating expenses. As the aircraft fuel is not traded on a commodities exchange, the liquidity and alternatives for contracting hedge operations of that item are limited. However, the Company has found effective commodities to hedge aircraft fuel costs, mainly crude oil. Historically, oil prices have been highly related to aircraft fuel prices, which make oil derivatives effective in hedging oil price fluctuations, in order to provide short-term protection against sudden fuel price increases. Future contracts are listed on NYMEX, swaps are contracted with prime international banks and the options can be either those listed on NYMEX or those traded with prime international banks.

The Company’s derivatives contracts, at September 30, 2008 and 2007, are summarized as follows (in thousands, except when indicated):

	09.30.2008	06.30.2008

Fair value of derivative financial instruments at year end	R$ 212	R$ 25,060
Average term (months)	2	3
Hedged volume (barrels)	63,750	2,562,000

Period ended September 30:	2008	2007

Gains with hedge effectiveness recognized as aircraft fuel expenses	R$ -	R$ 10,210
Gains (Losses) on hedge ineffectiveness recognized as financial expenses	R$ (10,820)	R$ 5,716
Current percentage of hedged consumption (during the period)	59%	53%

The Company uses derivative financial instruments for short and long-term time frames and holds positions for future months. At September 30, 2008 the Company has a combination of purchased call options, collar structures, and swap agreements in place to hedge approximately 3.0% of its aircraft fuel requirements for the fourth quarter, at average oil equivalent price of approximately US$ 108.40 per barrel.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

22. Derivative Financial Instruments (Continued)

a) Fuel price risk (Continued)

The Company classifies fuel hedge as “cash flow hedge”, and recognizes the changes in fair market value of effective hedges accounted for in shareholders’ equity until the hedged fuel is consumed. The fuel hedge effectiveness is estimated based on correlation statistical methods or by the proportion of fuel purchase expense variations that are offset by the fair market value variation of derivatives. Effective hedge results are recorded as decrease or increase in the cost of acquisition of fuel, and the hedge results that are not effective are recognized as financial income/expenses. Ineffective hedges arise when the change in the value of derivatives is not between 80% and 125% of the hedged fuel value variation. When the aircraft fuel is consumed and the related derivative financial instrument is settled, the unrealized gains or losses recorded in shareholders’ equity are recognized in the statement of income adjusting aircraft fuel expenses. The Company is exposed to the risk that periodic changes in the fair value of derivative instruments contracted will not be effective to offset fuel price variations, or that unrealized gains or losses of derivative instruments contracted will no longer qualify to remain under shareholders’ equity. As derivative financial instruments become ineffective, the agreements are recognized in the statement of income for the period as financial income or expenses.

Ineffectiveness is inherent in hedging fuel with derivative instruments based on other oil related commodities, especially given the recent volatility in the prices of refined oil products. When the Company determines that specific hedges will not regain effectiveness in the time period remaining until settlement, any changes in fair value of the derivative instruments are recognized in the statement of income for the period in which the change occurs.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

22. Derivative Financial Instruments (Continued)

a) Fuel price risk (Continued)

At September 30, 2008, the Company did not recognized gains or losses in fuel expenses, net, related to the effectiveness of terminated hedge contracts and recognized R$ (10,820) (US$ 5,652) of net losses in financial expenses, related to the ineffectiveness of its hedges and losses in accounting of certain hedge instruments. For contracts with future competencies considered ineffective, there were total losses of R$ (31,236) also recognized in financial expenses. At September 30, 2008 there were unrealized fuel hedge losses of R$ (32,225) (R$18,115 at June 30, 2008) relating to the effective portion of the contracted hedges for future periods recorded in shareholders’ equity.

The fair market value of swaps is estimated by discounted cash flow methods, and the fair value of the options is estimated by the Black-Scholes model adapted to commodities options.

	Market risk factor: fuel price
Exchange market
Purchased futures contracts

	4Q08	Total

Nominal volume in barrels (thousands)	102	102
Nominal volume in liters (thousands)	16,216	16,216

Future agreed rate per barrel (USD)*	108.40	108.40

Total in Reais **	21,166	21,166

* Weighted average between the strikes of collars and callspreads.
** Exchange rate at 09.30.2008 was R$ 1,9143 / US$ 1,00

b) Exchange rate risk

At September 30, 2008 the main assets and liabilities denominated in foreign currency recorded in the balance sheet are related to aircraft leasing and funding instruments to finance acquisition operations.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

22. Derivative Financial Instruments (Continued)

b) Exchange rate risk (Continued)

The Company’s foreign exchange exposure at September 30, 2008 is set forth below:

	Consolidated

	09.30.2008	06.30.2008

Assets
Cash, cash equivalents and financial investments	410,418	462,354
Accounts receivable from lease companies	90,782	114,103
Deposits for aircraft leasing contracts	114,701	93,197
IATA deposits (Compensation chamber)	38,821	29,603
Prepaid leasing expenses	-	7,959
Other	19,889	19,749

	674,611	726,965
Liabilities
Foreign suppliers	58,155	53,014
Operating leases payable	9,274	9,964
Insurance premium payable	1,438	-

	68,867	62,978

Foreign exchange exposure in R$	605,744	663,987
Total foreign exchange exposure in US$	316,431	417,103

Obligations not recorded in the balance sheet
Future obligations in US$ arising from operating
lease agreements	4,504,075	3,312,785
Future obligations in US$ arising from firm orders
for aircraft purchase	12,804,834	10,943,287

	17,308,909	14,256,072
Total foreign exchange exposure in R$	17,914,653	14,920,059

Total foreign exchange exposure in US$	9,358,331	9,372,485

The foreign exchange exposure concerning amounts payable resulting from operating leases, insurances, maintenance, and the exposure to fuel price variations caused by foreign exchange rate are managed by hedge strategies with U.S. Dollar future contracts and U.S. Dollar options listed on BM&F (Brazilian Mercantile and Futures Exchange). The expense accounts that are subject matter of foreign exchange rate hedge are: fuel expenses, lease, maintenance, insurance and international IT services.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

22. Derivative Financial Instruments (Continued)

b) Exchange rate risk (Continued)

Company’s Management believes that the derivatives it uses are extremely correlated to the U.S. Dollar/Real foreign exchange rate variation, thus providing short-term protection against foreign exchange rate changes. The Company classifies hedge for exposure to U.S. Dollar variations as “cash flow hedge” and recognizes the fair market value variations of highly effective hedges in the same period in which the estimated expenses which are subject matter of the hedge occur. The market value changes of the highly effective hedges are recorded in Financial Income or Expenses until the period the hedged item is recognized in the statement of operations, when they are recognized as decrease or increase in incurred expenses. The market value changes of hedges that are not highly effective are recognized as financial income or expense. The U.S. Dollar hedge effectiveness is estimated by statistical correlation methods or by the proportion of expenses variation that are offset by the fair market value variation of the derivatives.

The fair market value of swaps is estimated by discounted cash flow method; the fair value of options is estimated by the Black-Scholes method adapted to the currency options; and futures fair value refers to the last due or receivable adjustment already accounted for and not settled yet.

The Company uses short-term derivative financial instruments. The following table summarizes the position of the foreign exchange derivative contracts (in thousands, except when otherwise indicated):

	09.30.2008	06.30.2008

Fair value of financial derivative instruments at year end	R$ 30,711	R$ 1,853
Longest remaining term (months)	15	19
Hedged volume	283,500	273,000

Period ended September 30:	2008	2007

Hedge effectiveness losses recognized in operating expenses	R$ -	R$ (459)
Hedge ineffectiveness losses recognized in financial expenses	R$ 7,587	R$ (2,621)
Percentage of expenses hedged during the year	51%	50%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

22. Derivative Financial Instruments (Continued)

b) Exchange rate risk (Continued)

At September 30, 2008, unrealized gains of exchange rate hedge transactions measured as effective and recorded in shareholders’ equity totaled R$ 34,103 (R$ 6,547 of losses at June 30, 2008).

Market risk factor: Exchange rate
Exchange market
Purchased futures contracts

	4Q08	1Q09	2Q09	3Q09	4Q09	Total

Nominal value in dollars	235,500	143,250	69,000	9,000	12,000	468,750
Futures contracted rate	1.9534	2.0000	2.0000	2.0000	2.0000	1.9766

Total in Reais	460,026	286,500	138,000	18,000	24,000	926,526

c) Credit risk of financial derivative instruments

The derivative financial instruments used by the Company are conducted with top quality credit counterparts, AA+ or better rated international banks, according to Moody’s and Fitch agencies or international futures exchange or the Brazilian Mercantile and Futures Exchange (BM&F). The Company management believes that the risk of not receiving the owed amounts by its counterparties in the derivative operations is not significant.

d) Interest rate risk

The Company’s results are affected by fluctuations in international interest rates due to the impact of such changes on expenses of operating lease agreements. At September 30, 2008, the Company contracted derivatives through swap-lock contracts to protect itself from interest rate oscillations of its aircraft leasing contracts. Market value changes are recognized in the period as financial income (expense) for instruments not considered as hedge, whereas for those that are considered hedge, the effective portions of the fair value are recorded in shareholders’ equity until the date when the cash flow hedge generates result.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

22. Derivative Financial Instruments (Continued)

d) Interest rate risk (Continued)

In the third quarter of 2008, the Company maintains interest swap-lock derivatives to protect itself from oscillations of international interest rates. At September 30 2008, for financial instruments designed as cash flow hedges, the Company had contracts at the par value of R$ 115,959 (US$ 60,575) and recognized R$ 780 (US$ 407), net of taxes, relating to unrealized gains recorded in “comprehensive income” under the line of adjustment to asset valuation of in shareholders’ equity.

For interest rate derivatives not designated as hedges, at September 30 2008, the Company had contracts at the par value of R$ 240,245 (US$ 125,500) and recognized R$ 29 (US$ 15) of net gains resulting from market value fluctuations were recognized in financial income.

The Company’s results are also affected by changes in the interest rates prevailing in Brazil, falling on financial investments, short-term investments, local currency liabilities, and assets and liabilities indexed to US dollars. Such variations affect the market value of derivative financial instruments contracted in Brazil, market value of prefixed bonds denominated in reais and the remuneration of cash and financial investments balance. The Company uses Interbank Deposit futures contracts of the Brazilian Mercantile and Futures Exchange (BM&F) to protect itself against domestic interest rate impacts on the prefixed portion of its investments. At September 30, 2008, the par value of Interbank Deposit futures contracts with the Brazilian Mercantile and Futures Exchange (BM&F) totaled R$ 1,500 (R$120,600 at September 30, 2007) with periods of up to 13 months, with a fair market value of R$ (2) (R$ (15) at September 30, 2007), corresponding to the last due or receivable adjustment, already determined and not yet settled. The total variations in market value, payments and receivables related to the DI futures are recognized as increase or decrease in financial income in the same period they occur.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

22. Derivative Financial Instruments (Continued)

e) Derivatives contracts used in cash management

The Company uses derivative financial instruments for cash management purposes. The Company enters into option contracts known as “box operations” with first-tier banks and registered with the CETIP (Clearing House for Private Sector Securities) with the objective of investing cash at fixed rates. At September 30, 2008, the total amount invested in box was R$ 4,093 with average term of 780 days. The Company uses swap contracts with first-tier banks to change the remuneration of part of its short-term investments to the Brazilian overnight deposit rate, the CDI. Investments in box combinations are swapped from fixed rates to a percentage of the CDI and investments in securities denominated in U.S. Dollar are swapped from U.S. Dollar based remuneration to Reais plus a percentage of CDI rate. At September 30, 2008, the par value of fixed-rate swaps to CDI was R$ 3,900 with a market value of R$ 89 and there were no foreign exchange swap transactions. The changes in fair value of the aforementioned swaps are reflected in the statement of operations in the period in which the change occurs.

CVM nº. 550 Deliberation

On October 17, 2008, the Brazilian Securities and Exchange Commission – CVM issued the Deliberation No. 550, which provides information on derivative financial instruments in the quarterly information – ITR. The required information applicable to the Company is as follows:

1- Statement of derivative financial instruments values

The Company measures derivative financial instruments to market fair values, using public quotations or valuation models in the public domain complemented by data from public sources. At September 30, 2008, the notional value of derivative financial instruments, the fair market value, and the cash impact generated by them, are summarized below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

22. Derivative Financial Instruments (Continued)

CVM nº. 550 Deliberation (Continued)

1- Statement of derivative financial instruments values (Continued)

					Accumulated effect
Description	Notional Value		Fair Value		(current period)

					Value	Value
	Current	Pervious	Current	Pervious	receivable	payable
	Quarter	Quarter	Quarter	Quarter	(received)	(paid)

Future contract
Foreign currency	141,180	127,301	(4,225)	(88)	18,690	-

Option contract
Foreign currency	887,757	790,127	34,936	1,941	29,551	-
Fuel hedge (per barrels)	102	2,562	212	30,136	-	(304)

Swap contract
Asset position
Rate – post active (BOX)	3,900	5,600	4,105	5,775	89,203
Rate – post active (Future DI)	(1,500)	(1,500)	(2)	711	-	(11)
Rate – post active (Interest rate)	356,204	406,053	(1,355)	4,222	2,165	(4,268)
Liability position
Rate – pre passive (BOX)	3,900	5,600	(4,106)	(5,568)	-	-
Rate – pre passive (Future DI)	(1,500)	(1,500)	-	-	-	-
Rate – pre passive (Interest rate)	356,204	406,053	-	-	-	-

2- Statement of sensitivity analysis (not reviewed):

The sensitivity analysis of derivative financial instruments, isolated from the fluctuation of the main risk factor for the likely scenario, and the possible adverse and remote scenarios considered the following:

• The likely scenario is defined as the scenario expected by the Company’s Management, established by the volatility of each asset.

• The adverse scenario considers 25% possible deterioration in the main variable that can impact on the fair value of derivative instrument.

• This remote adverse scenario considers 50% deterioration in the main variable that can impact on the fair value of derivative instrument.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

22. Derivative Financial Instruments (Continued)

2- Statement of sensitivity analysis (not reviewed) (Continued):

The table below shows the Company´s management sensitivity analysis and the cash effect arising from the Company´s outstanding contracts at September 30, 2008 based on the scenarios above described:

Operation	Risk	Probable	Possible	Remote
		Scenario	Scenario	Scenario

Fuel	Decrease in barrel oil price	US$ 100 / barrel	US$ 77 / barrel	US$ 52 / barril
		R$ 70	-	-

Dollar	Decrease in the U.S. dollar price	R$ 1.90 / US$	R$ 1.43 / US$	R$ 0.95 / US$
		R$ 6,501	R$ (36,946)	R$ (69,901)

Interest rate	Decrease in Libor rate	3.98% p. a.	2.99% p.a.	1.99% p.a.
		R$ (1,373)	R$ (16,472)	R$ (31,571)

The following considerations are important for understanding the sensitivity analysis of the Management:

I) Operations with fuel derivative instruments:

At September 30, 2008, the Company holds two call option oil contracts WTI type that represent a notional value of 102 thousand barrels with maturities until November, 2008.

The scenario considered by the Management is that the price of oil reaches an average of US$ 100 per barrel, which would provide a cash generation in the event of the settlement of the contracts; of R$ 70 recorded in accordance with accounting practices adopted by the Company in the same value by reducing the fuel cost if measured as effective. The Management estimates a possible scenario reduction of the oil price to US$ 77 per barrel and a remote scenario that the price could reach US$ 52 per barrel. If the possible or the remote scenarios occur, the Company will not account for losses in market value of derivatives for the scenario of decreasing oil prices, due to the fact that the Company only holds contracts of purchase options.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

22. Derivative Financial Instruments (Continued)

2- Statement of sensitivity analysis (not reviewed) (Continued):

II) Operations with U.S. Dollar derivative instruments:

The Company’s risk management policy expressly prohibits the carrying out of speculative nature operations of derivatives instruments. The Company does not carry out operations with exotic derivative instruments or any other type of transaction with leverage.

At September 30, 2008, there are 1,475 future dollar contracts with notional value of R$ 141,180 and 9,275 call option dollar contracts with notional value of R$ 887,757. The maturity date of those contracts range from October, 2008 to January, 2010.

The likely scenario for the transactions of futures contracts with dollar is the expectation that the price of currency quotation reaches US$ 1.90 per U.S. dollar which will generate receipt of cash amounting to US$ 6,501, compensating for the payment of charges relating to dollar variation in case there was settlement of contracts at September 30, 2008. In a scenario considered possible, the estimated dollar rate would be $ 1.43 per U.S. dollar, causing losses and disbursement of cash in the amount of $ 36,946, while the remote scenario considers the devaluation of the currency to US$ 0.95 per U.S. dollar and losses and cash disbursement of R$ 69,901.

III) Operations with interest rate derivatives instruments

At September 30, 2008, the Company holds 11 interest rates swap-lock contracts with notional value of R$ 356,204 with maturities up to 14 years.

The Management estimates that the likely scenario is that the Libor rate is 3.98% p.a, whereas for the possible and remote scenarios the considered rates are 2.99% and 1.99% respectively. Gains or losses for likely, possible and remote scenarios are, respectively, US$ (1,373) US$ (16,472) and US$ (31,571).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION - ITR (Unaudited)
Period from July 01 to September 30, 2008 and 2007
(In thousands of reais)

23. Insurance Coverage

Management holds an insurance coverage in amounts that it deems necessary to cover possible accidents, due to the nature of its assets and the risks inherent to its activity, observing the limits established in lease agreements. At September 30, 2008 the insurance coverage, by nature, considering GOL’s and VRG’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

Aeronautic Type	R$ (000)	US$ (000)

Warranty – Hull	7,469,116	3,901,748
Civil Liability per occurrence/aircraft	3,350,025	1,750,000
Warranty – Hull/War	7,469,116	3,901,748
Inventories	478,575	250,000

By means of Law No. 10,744, dated October 09, 2003, Brazilian government undertook to supplement possible civil liability expenses before third parties, caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which VRG may be required, for the amounts that exceed the insurance policy limit in force on September 10, 2001, limited to the equivalent in reais to one billion U.S. dollars.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.